Exhibit 99.1

BiondVax Phase 2b Trial Preliminary Safety Results:

The Universal Flu Vaccine candidate is safe and well tolerated

Ness Ziona, Israel – November 29, 2016 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV) today announced positive preliminary safety results from its European Phase 2b clinical trial of M-001, its universal flu vaccine candidate.

The trial is designed to compare safety and immunogenicity of M-001 between (1) a control group receiving saline as a placebo and then the standard H5N1 avian pandemic vaccine, and (2) an experimental group receiving BiondVax’s M-001 as a primer prior to receiving the same H5N1 pandemic vaccine. As the data is still blinded, the distribution of adverse events between the total of 219 participants who completed the study in both the control and experimental groups is unknown. Only 3 moderate adverse events were considered to be possibly or probably related to the treatment and no related severe adverse events were reported.

Professor Shai Ashkenazi, recently appointed to BiondVax’s Scientific Advisory Board, who has guided multiple vaccines through clinical and regulatory approval phases to market, commented that, “M-001 continues to display a remarkable safety profile. It is at least as safe, if not safer, than the current flu vaccines. As we can see in the entire study population, both control and experimental groups, the total number of adverse events is very low and mild.”

The research leading to these preliminary results has received funding from the European Union Seventh Framework Programme (FP7/2007-2013) under grant agreement n°602012. Conducted in collaboration with the EU-sponsored UNISEC consortium, the trial is designed to evaluate the safety and immunogenicity of M-001 when used ahead of a pandemic influenza vaccine. BiondVax’s European consortium partners are continuing humoral and cellular immune response analysis, with results expected in the coming months.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

Joshua E Phillipson Business Development +972-8-930-2529 x5105 j.phillipson@biondvax.com	Kenny Green Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, results in Phase 2b clinical trials may not be indicative of results from later stage or larger scale clinical trials, the adequacy of available cash resources to fund product development and commercialization, ultimate market acceptance of the vaccine candidate, assuming approval and commercialization, and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 27, 2016. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

###

2